Exhibit (a)(12)
GOLDMAN SACHS VARIABLE INSURANCE TRUST
AMENDMENT NO. 11 TO AGREEMENT
AND DECLARATION OF TRUST
     The undersigned Secretary/Assistant Secretary of Goldman Sachs Variable Insurance Trust hereby certifies that the following resolutions were duly adopted by the Board of Trustees of said Trust on March 16, 2006:
     RESOLVED, that the Agreement and Declaration of Trust of Goldman Sachs Variable Insurance Trust dated September 16, 1997 (the “Declaration”) be amended as contemplated in Article V, Section 1 thereof by establishing and designating an additional series of shares of beneficial interest to be known as the Goldman Sachs Structured U.S. Equity Flex Fund (the “Fund”), such series to have the relative rights and preferences set forth in Sections 2 through 6 of Article V of the Declaration;
     FURTHER RESOLVED, that the Declaration be further amended as contemplated in Article V, Section 1 by establishing and designating a class of shares of beneficial interest of the Fund to be known as “Service Shares” or such other substantially similar name as may be determined by the officers listed below, in their sole discretion, any such change to be reflected in the amendment to the Declaration, such Service Shares to have the relative rights and preferences set forth in Sections 2 through 6 of Article V of the Declaration and set forth or incorporated by reference into the prospectuses offering such class of shares; and
     FURTHER RESOLVED, that the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer and any Assistant Treasurer of the Trust be, and each of them hereby is, authorized and directed to execute an instrument in writing incorporating the aforesaid amendment and to cause the same to be filed wherever in the discretion of such officer such filing is appropriate.

As of March 16, 2006	/s/ Howard B. Surloff
Howard B. Surloff
	Title:	Secretary